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VINCE NGUYEN Vince.Nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 3599 Fax

August 6, 2025

VIA EDGAR CORRESPONDENCE

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

Registration Statement on Form N-14

File No. 333-288210

Dear Ms. Larkin:

This letter responds to comments that you provided to Antonio Fraone, Lauren Vineyard and me of Dechert LLP during a telephonic discussion on July 22, 2025 with respect to your review of the combined information statement/prospectus and statement of additional information on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of the Goldman Sachs Enhanced U.S. Equity Fund, Goldman Sachs Focused Value Fund, Goldman Sachs Strategic Growth Fund and Goldman Sachs Technology Opportunities Fund, each a series of the Goldman Sachs Trust, with and into Goldman Sachs Enhanced U.S. Equity ETF, Goldman Sachs Value Opportunities ETF, Goldman Sachs Growth Opportunities ETF and Goldman Sachs Technology Opportunities ETF, respectively, each a newly organized series of the Registrant, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 20, 2025. The Registrant has considered your comments and has authorized us to make the responses, supplemental explanations of such comments and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Registrant will file a definitive version of the Registration Statement under Rule 485(b) that will reflect the disclosure changes discussed below.

Disclosure Comments

1. Comment: Rule 17a-8 under the Investment Company Act of 1940, as amended, (the “1940 Act”) requires a shareholder vote on fund mergers where the investment advisory contracts between a merging company and its investment adviser and a surviving company and its investment adviser are materially different, except for the identity of the investment companies as a party to the contract. Please supplementally confirm that the investment advisory contracts of the Acquired Funds and the Acquiring Funds are not materially different.

Response: The Registrant confirms that the investment management agreements between each Acquired Fund and its investment adviser and the corresponding Acquiring Fund and its investment adviser are not materially different except for the fee structure and contractual management fee rate (in addition to the identities of the parties), as discussed below. The Registrant further submits that, notwithstanding these differences, Rule 17a-8 should not be interpreted to require shareholder approval of a Reorganization because the contractual management fee rate paid by each Acquiring Fund is lower (rather than higher) than that of its corresponding Acquired Fund and there is expected to be no diminution in the nature or quality of advisory services provided.

The SEC Staff has granted no-action relief to permit amendments to investment advisory contracts without shareholder approval if the proposed amendments do not (i) reduce the obligations and services of the investment adviser under the existing contract or (ii) increase the maximum fees payable thereunder.1 In these situations, the Staff has recognized that the contractual change described should not require shareholder approval as shareholders would not be disadvantaged by the change and obtaining shareholder approval would not serve a useful purpose and would involve unnecessary costs.

With respect to the Funds, other than the fee structure, contractual management fee rate and the identity of the parties, there are no material differences between the investment management agreements of an Acquired Fund and its corresponding Acquiring Fund. Each Acquiring Fund’s investment management agreement employs a unitary fee structure pursuant to which the Investment Adviser will charge the Acquiring Fund a management fee for investment advisory services based on a percentage of the Acquiring Fund’s average daily net assets and also bears substantially all operating expenses of the Acquiring Fund, subject to certain stated exceptions. Meanwhile, under each Acquired Fund’s investment management agreement, the Investment Adviser charges the Acquired Fund a management fee for investment advisory services based on a percentage of the Acquired Fund’s average daily net assets but is not obligated to pay the operating expenses of the Acquired Fund. Following each Reorganization, the total annual fund operating expenses of an Acquiring Fund are expected to be lower than those of each share class of its corresponding Acquired Fund. In addition, the Investment Adviser will provide to each Acquiring Fund the same nature and level of services currently provided to its corresponding Acquired Fund.

The purpose of the Rule 17a-8 shareholder approval requirement is to prevent a fund from effecting through a reorganization without shareholder approval changes that it could not otherwise have effected without shareholder approval. Consistent with the Staff’s guidance, the Registrant notes that an Acquired Fund and the Investment Adviser could, without shareholder approval, amend the Acquired Fund’s investment management agreement to obligate the Investment Adviser to pay the operating expenses of the Acquired Fund, subject to certain specified exceptions, for a combined fee rate that did not exceed the contractual management rate previously paid by the Acquired Fund and then proceed with its Reorganization without shareholder approval. The Registrant believes that accomplishing this change through the Reorganization is more efficient and does not believe that combining two steps, neither of which would individually require shareholder approval, should give rise to a shareholder approval requirement.

[1]

See e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993) and R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000), each relating to amendments reducing investment advisory fees without prior shareholder approval; see also Franklin Templeton Group of Funds, SEC No-Action Letter (pub. avail. Jul. 23, 1997), relating to amendments designed to remove certain fund administration responsibilities and transfer them to separate affiliated parties under separate contracts without prior shareholder approval; Principal Preservation Portfolios, Inc., SEC No-Action Letter (pub. avail. Jan. 11, 1996), relating to an amendment to change the investment company party in connection with a despoking transaction without prior shareholder approval; and Gartmore Mutual Funds, et al., SEC No-Action Letter (pub. avail. Mar. 19, 2004), relating to an amendment to put in place fulcrum fee arrangements without obtaining prior shareholder approval.

2.

Comment: Under the “Questions and Answers — When is the Reorganization expected to occur?” section, the disclosure states that “The Closing Date may be delayed.” Please supplementally confirm what might cause the delay or consider removing the disclosure.

Response: While the Registrant does not currently anticipate a delay in the expected Closing Date of each Reorganization, a delay may occur if circumstances develop that make proceeding with a Reorganization on the original Closing Date inadvisable, such as delays in the anticipated effective date of the Acquiring Funds’ registration statement or adverse market conditions. The Registrant further respectfully notes that each Closing Date is subject to change as agreed upon by the parties to the Reorganization under each Agreement and Plan of Reorganization and Liquidation. Accordingly, no revisions have been made in response to this comment.

3.	Comment: Please supplementally clarify whether the Reorganizations are contingent upon each other and what would happen if a Reorganization did not occur. Please revise the disclosure if necessary.

Response: The Registrant supplementally submits that the Reorganizations are not contingent upon each other. In the event a Reorganization does not occur, the Acquired Fund would resume its investment operations, subject to further actions by the Board, if any. The “Questions and Answers—When is the Reorganization expected to occur?” section has been revised in response to this comment.

4.

Comment: Under the “Questions and Answers – How will the Reorganizations affect me as a shareholder? What do I need to do to prepare for the Reorganizations?” section, please confirm whether any other type of shareholder account should be addressed.

Response: The Registrant supplementally confirms that it does not believe that any other type of shareholder accounts would need to be addressed under the disclosure referenced above.

5.

Comment: Under the “Questions and Answers – How will the Reorganizations affect me as a shareholder? What do I need to do to prepare for the Reorganizations?” section, the disclosure states that “…you will receive shares of the Acquiring Fund and, in some cases, cash having an aggregate NAV equal to the aggregate NAV of the shares of the Acquired Fund you owned on the Closing Date of the Reorganization.” Please consider removing “in some cases” if this only relates to fractional shares.

Response: The disclosure referenced above has been revised in response to this comment.

6.

Comment: Under the “Questions and Answers – How will the Reorganizations affect me as a shareholder? What do I need to do to prepare for the Reorganizations?” section, please clarify, if applicable, that if investors do not hold fund shares in a brokerage account, their shares may be held with a transfer agent or affiliated broker-dealer until transferred.

Response: The Registrant respectfully notes that a shareholder must hold his or her Acquired Fund shares in a brokerage account that can accept ETF shares on the Closing Date in order to receive shares of the applicable Acquiring Fund. Otherwise, such Acquired Fund shares will be liquidated and the shareholder will receive cash equal in value to the NAV of his or her Acquired Fund shares. Accordingly, no revisions have been made in response to this comment.

7.

Comment: Under the “Questions and Answers – How will the Reorganizations affect me as a shareholder? What do I need to do to prepare for the Reorganizations?” section, please supplementally explain why shares would be exchanged for an equivalent share class of another fund instead of being cashed out.

Response: The Registrant supplementally submits that shareholders that hold Acquired Fund shares through a fund direct IRA and do not take action to become eligible to receive Acquiring Fund shares would have their Acquired Fund shares exchanged for the equivalent share class of Goldman Sachs Financial Square Government Fund instead of being cashed out, as permitted under the terms of their fund direct IRA investments in the Acquired Funds, in order to avoid inadvertently subjecting those shareholders to a cash distribution from their IRAs, which may be subject to applicable tax.

8.

Comment: Under the “Questions and Answers – How will the Reorganizations affect me as a shareholder? What do I need to do to prepare for the Reorganizations?” section, please consider removing the following disclosure as it is duplicative of other disclosure “If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please contact your financial advisor or other financial intermediary.”

Response: The disclosure referenced above has been revised in response to this comment.

9.

Comment: Under the “Questions and Answers – Can I purchase, redeem, or exchange shares of my Acquired Fund before the Reorganizations take place?” section, please explain what a “new investor” is in connection with purchasing Acquired Fund shares and consider revising the disclosure.

Response: The disclosure referenced above has been revised in response to this comment.

10.	Comment: In the “Table of Contents,” please consider removing “Exhibit C Shareholder Guide” as there are no cross-references to this section in the Registration Statement.

Response: The Registrant believes the disclosure referenced above is appropriate and respectfully declines to revise the disclosure in response to this comment.

11.	Comment: Under the “Summary – Comparison of Principal Investment Risks of Investing in the Funds” section, please include a narrative comparison of each risk in connection with Item 3(c) of Form N-14.

Response: The disclosure referenced above has been revised in response to this comment.

12.	Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information” section, please supplementally confirm that the fees are current.

Response: The Registrant supplementally confirms that the figures included under the section referenced above are current.

13.

Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information” section, please confirm or revise the headings of share classes for the Goldman Sachs U.S. Equity Fund.

Response: The disclosure referenced above has been revised in response to this comment.

14.	Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information—Expense Example” section, please include all applicable share classes in the narrative.

Response: The disclosure referenced above has been revised in response to this comment.

15.

Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information—Supplemental Financial Information” section, please consider adding a cross-reference in the second paragraph to where valuation policy differences can be found.

Response: The disclosure referenced above has been revised in response to this comment.

16.

Comment: Under the “Summary – Reasons for the Reorganizations and Board Considerations” section, please supplementally confirm what these “limited exceptions” to the unitary fee structure are and whether these exceptions would cause the investment advisory agreement to be materially different from the existing investment advisory agreement of the Acquired Funds so as to require shareholder approval under Rule 17a-8 of the 1940 Act.

Response: The Registrant supplementally submits that the “limited exceptions” to an Acquiring Fund’s operating expenses borne by the Investment Adviser include payments under each Acquiring Fund’s 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage fees, costs of holding shareholder meetings and litigation, indemnification and extraordinary expenses. For reasons stated in response to Comment 1 above, the Registrant believes that these exceptions would not cause the Reorganizations to require shareholder approval under Rule 17a-8 of the 1940 Act.

17.

Comment: Under the “Summary – Reasons for the Reorganizations and Board Considerations” section, please include any material adverse factors with respect to the Reorganizations that the Board considered, if any.

Response: The Registrant supplementally confirms that the material adverse factors with respect to the Reorganizations considered by the Board are adequately set forth in the Registration Statement. Accordingly, no revisions have been made in response to this comment.

18.

Comment: Under the “Shareholder Voting Powers and Meetings – Amendments to the Declaration of Trust” section, we note that the rights for shareholders under the Registrant’s charter documents are more limited than those under the charter documents of Goldman Sachs Trust. Please supplementally explain whether these differences would require shareholder approval for the Reorganizations. See Division of Investment Management Guidance Update 2014-02, Unbundling of Proxy Proposals – Investment Company Charter Amendments (“Guidance”).

Response: The Registrant respectfully believes that the cited Guidance is not relevant to the Reorganizations. The Guidance pertains to situations in which an investment company intends to seek shareholder approval for multiple material changes to its charter documents. In contrast, the Reorganizations do not require shareholder approval pursuant to Rule 17a-8 under the 1940 Act or

Delaware law, nor are the Funds seeking shareholder approval of the Reorganizations. To the extent material differences exist between the charter documents of the Acquired Funds and the Acquiring Funds, the Registrant believes such differences are adequately disclosed in the Registration Statement. If shareholders of the Acquired Funds object to certain provisions of the Registrant’s charter documents, such shareholders would have ample opportunities to redeem their shares prior to the Reorganizations.

19.	Comment: Under the “Documents Incorporated by Reference” section of the Statement of Additional Information, please include the hyperlink for Item (iii).

Response: The hyperlink referenced above has been revised in response to this comment.

Accounting Comments

1.

Comment: The “Consent of Independent Registered Public Accounting Firm” included as an exhibit in Part C of the Registration Statement references “Appendix A” but the Appendix included as part of the document is titled “Appendix 1.” Please change the appendix titles to align.

Response: The consent of the independent registered public accounting firm to be filed with the definitive version of the Registration Statement will address the discrepancy noted in this comment.

2.	Comment: Please disclose the reasoning, quantity, cost and tax effects of any significant portfolio repositionings as a result of the Reorganizations, if applicable.

Response: The Registrant supplementally confirms there will be no significant portfolio repositionings in connection with the Reorganizations. Accordingly, no revisions have been made in response to this comment.

3.

Comment: Under the “Documents Incorporated by Reference” section of the Statement of Additional Information, the hyperlink to the Acquired Funds’ most recent Form N-CSRS, included under Item (v), is linked to the Acquired Funds’ Form N-CSR dated August 31, 2024. Please revise so that the item is hyperlinked to the Acquired Funds’ Form N-CSRS dated February 28, 2025.

Response: The hyperlink referenced above has been revised in response to this comment.

4.

Comment: In the “Capitalization” section of the Information Statement/Prospectus, please provide a pro forma adjustment row showing share adjustments to the Acquired Funds’ shares to arrive at the total pro forma combined shares of the Acquiring Funds.

Response: The disclosure referenced above has been revised in response to this comment.

5.

Comment: In the “Financial Highlights” section of the Information Statement/Prospectus, please provide a note referencing the name change of the “Goldman Sachs Enhanced Core Equity Fund” to “Goldman Sachs Enhanced U.S. Equity Fund.”

Response: The disclosure referenced above has been revised in response to this comment.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212)-698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Robert Griffith, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Lauren Vineyard, Dechert LLP